Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 12, 2013 relating to the consolidated financial statements of Dole Food Company, Inc. (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s definitive agreement to sell its worldwide packaged foods and Asia Fresh businesses (“Dole Asia”) and the related presentation of the results of operations of Dole Asia as discontinued operations for all periods presented) and our report on the effectiveness of the Company’s internal control over financial reporting dated March 12, 2013, appearing in the Annual Report on Form 10-K of the Company for the fiscal year ended December 29, 2012.

/s/ Deloitte & Touche LLP

Los Angeles, California

May 28, 2013